

May 31, 2011

Mr. Eugene J. Midlock
Senior Vice President and Chief Financial Officer
The Cooper Companies, Inc.
6140 Stoneridge Mall Road
Suite 590
Pleasanton, CA 94588

>   **Re: The Cooper Companies, Inc.**
>   **Form 10-K for the fiscal year ended October 31, 2010**
>   **Filed December 17, 2010**
>   **Form 10-Q for the Quarterly Period Ended January 31, 2011**
>   **File No. 001-08597**

Dear Mr. Midlock:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Outlook, page 37

1.   We refer to your disclosure in the second paragraph of page 38 that you have adequate resources to fund future operations. Please tell us how your disclosure considered Instruction 5 of paragraph 303(A) of Regulation S-K which requires a company to discuss liquidity on both a long-term and short-term basis. Further, under FRR 501.03.a, short-term liquidity generally covers cash needs up to 12 months into the future whereas the discussion of long-term liquidity and long-term capital resources must address material capital expenditures, significant balloon payments or other payments due on long-term obligations, and other demands or commitments, including any off-balance sheet items, to be incurred beyond the next 12 months, as well as the proposed sources of funding required to satisfy such obligations.

CVI Net Sales by Region, page 40

2.   We see you recorded $10.1 million of out-of-period adjustments in the first quarter of 2010 related to under-accrued rebates in 2009. We also see you recorded out-of-period adjustments in fiscal 2009 of approximately $3.6 million that related to prior years. Please provide us with your analysis of whether the adjustments represented errors under ASC 250-10 or whether the adjustments were a change in accounting estimate. Please explain your reasoning.

Restructuring Costs, page 43

3.   We see that you have implemented restructuring plans in both 2010 and 2009. Please tell us how you considered the disclosure requirement of SAB Topic 5.P including disclosing the impact on headcount and quantifying and describing the expected cost savings from restructuring plans.

Capital Resources and Liquidity, page 48

4.   We note that your discussion of cash flows from operating activities reflects certain key performance indicators. The discussion of cash flows from operating activities should also describe the primary drivers of and other material factors necessary to convey an understanding of cash flows, describe the indicative value of historical cash flows, and describe the underlying business reasons for changes in operating cash flows from period-to-period. In future filings, you may consider items such as the impact of restructuring, litigation settlements, introduction of new products and business acquisitions. Please appropriately revise in future filings. For guidance please refer to the Securities Act Release 33-8350,

Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

5.   In future filings, please disclose the amounts available under your revolving credit facilities.

6.   If applicable, please disclose material covenants for your borrowings and whether you are in compliance with the covenants. Refer to subsection C of Section IV of Securities Act Release 33-8350, Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

7.   Please tell us your consideration of providing enhanced liquidity disclosures to discuss the amount of cash, cash equivalents and investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries to illustrate that some investments are not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 64

Estimates and Critical Accounting Policies, page 64

8.   Please tell us the significant terms of each of your customer incentive programs including cash discounts, promotional and advertising allowances, volume discounts, contractual pricing allowances, rebates and specifically established customer product return programs.

9.   Please tell us how you account for and measure each of these programs. Tell us the amount and reasons for any adjustments recorded in the periods presented and your subsequent interim periods for under or over accruals for the customer incentives. Discuss how any adjustments have impacted the analysis and accounting for the programs and the related revenue recognition.

Note 5. Income Taxes, page 75

10.   We refer to your disclosure on page 79 related to the impact on your financial
        position of the proposed IRS adjustments. Please tell us the impact on your
        results of operation and cash flows and why you did not include this information
        in your disclosures.

11.   Please tell us the types of events that would cause your temporary difference for
        undistributed earnings of foreign subsidiaries to become taxable and the amount
        of the unrecognized deferred tax liability for the temporary difference if
        determination of that liability is practicable. Please also tell us how you
        considered the disclosures required by ASC 740-30-50-2.

Note 11. Employee Benefits, page 99

12.   We refer to the table of assumptions included on page 101. We note your
        expected rate of return on plan assets at the end of the year and for determining
        net periodic pension cost range from 8.5% to 9.0% for the periods presented.
        Please tell us how this rate compares to your historical returns and provide the
        returns for the medium-to-large-sized defined benefit pension funds with similar
        asset allocations you described.

13.   We refer to your disclosure on page 103 regarding observable Level 2 inputs.
        Please tell us about your "individual fund procedures" and how liquidity
        restrictions and fund status impacted your valuations.

14.   In a related matter, we see your disclosure related to Level 3 assets followed by
        the fair value determination description of real estate funds. Please tell us if the
        real estate funds were evaluated using Level 3 inputs, and if so, why they are not
        reflected as a Level 3 asset in the table on page 102.

Note 12. Commitments and Contingencies, page 104

15.   We note the disclosure that by "describing any particular matter, the Company
        does not intend to imply that it or its legal advisors have concluded or believe that
        the outcome of any of those particular matters is or is not likely to have a material
        adverse impact upon the Company's consolidated financial position, cash flows or
        results of operations." Please tell us why you included this disclosure and your
        consideration of the disclosures required by ASC 450-20-50.

16.   We note that you recorded a legal settlement of $27 million in the quarter ending
April 30, 2010. Please respond to the following:

- In your October 31, 2009 Form 10-K and January 31, 2010 Form 10-Q,
we noted no disclosure of an estimate of the possible loss or range of loss
nor a statement that such an estimate cannot be made. Please explain how
you evaluated your disclosure obligations under ASC 450-20-50,
including paragraph 50-4.
- Please explain the triggering events that caused you to record the accrual
in the quarter ending April 30, 2010.

Item 9A. Controls and Procedures, page 117

Evaluation of Disclosure Controls and Procedures, page 117

17.   Your current disclosure appears to qualify the conclusion required by Item 307 of
Regulation S-K which requires the company to disclose the conclusions of the
company's principal executive and principal financial officers, or persons
performing similar functions, regarding the effectiveness of the registrant's
disclosure controls and procedures as of the end of the period covered by the
report. That is, the company should disclose whether the disclosure controls and
procedures are or are not effective. Please revise future filings to comply with
Item 307 of Regulation S-K.

Form 10-Q for the quarterly period ending January 31, 2011

Financial Statements, page 3

Note 2. Acquisition and Restructuring Costs, page 9

18.   Please show us how you determined the amount of the gain on the settlement of
your preexisting relationship with Aime of $6.1 million. Relate the calculation to
the accounting literature relied upon. Refer to ASC 805-10-25-20 through 25-21
(formerly paragraphs 57 – 58 of SFAS 141R).

Note 13. Contingencies, page 25

19.   We refer to your disclosure that the results of contingencies "cannot be predicted
with certainty". In that regard, FASB ASC 450-20 does not require that
contingencies be certain for accounting or disclosure purposes. Please explain
why you included this disclosure and how it factored into the company's
assessments of its liabilities for these contingencies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at (202) 551-3628 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. You may also contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant